[AMGEN LETTERHEAD]

February 10, 2006

Via EDGAR and Courier

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	Amgen Inc.
Schedules TO-I filed January 31, 2006
SEC File Nos. 005-34640

Ladies and Gentlemen:

We have electronically filed with the Securities and Exchange Commission Amendments No. 1 to each of the above-referenced Schedules TO.

The changes reflected in each Amendment No. 1 are being made in response to the comments of the Staff of the Commission set forth in its comment letter dated February 6, 2006.

Set forth below are our responses to the comments raised in the comment letter. For your convenience, we have provided each of the numbered comments (in italics) followed by the response. We have also sent to you a paper copy of this letter and copies of Amendments No. 1 (including documents marked to show changes). References to Sections and page numbers in this letter are to the Sections and pages of each Amendment No. 1 (marked copies).

Right of Withdrawal, page 8

1.

We note that the right of withdrawal for securities that are not accepted for payment extends to April 14, 2006. It appears that the 40 business-day period required by Rule 13e-4(f)2(ii) expires March 28, 2006. Please reconcile or revise your document. Please apply this and the following comments to both of your filings.

We have revised the disclosure in Section 4, page 8 of each filing.

Payment for Surrendered Securities, page 9

2.

We note that you may finance the purchase of the tendered securities by using funds from “existing sources of financing.” Please provide the disclosure required by Item 107(d) of Regulation M-A. Also, file the exhibits required by Item 1016(b) of Regulation M-A.

We have revised the disclosure in Section 5, page 9 of each filing to eliminate references to financing sources; Amgen intends to fund the purchase solely from operating cash flow.

Interests of Directors, Executive Officers, page 10

3.	Please tell us why you need to qualify your disclosure “to your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

We have revised the disclosure in Section 8, page 10 of each filing to remove the reference to “knowledge” and have added language clarifying that the information presented is based on a reasonable inquiry by Amgen as permitted by Instruction 3 to Item 1008(a).

Additional Information, page 13

4.	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

We have revised the disclosure in Section 11, page 13 of each filing.

In connection with this response, Amgen acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (805-447-1705) or our outside counsel, Gregory P. Rodgers (213-891-8560), of Latham & Watkins LLP, if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Larry Furst
Name: Larry Furst Title: Senior Counsel

cc:	David J. Scott, Amgen
Ellen Gams, Amgen
Charles K. Ruck, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP